October 15, 2007
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Russell Mancuso, Branch Chief Eduardo Aleman, Attorney

Re:	New Century Companies, Inc. (the “Company”) Registration Statement on Form SB-2 Filed May 31, 2007 File No. 333-143388
Ladies and Gentlemen:

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated August 15, 2007. Each comment is followed by the Company’s response.

1. It is generally inconsistent with Section 5 of the Securities Act to renegotiate the terms of an unregistered transaction while the related securities are the subject of a pending resale registration statement. In this regard, we note that the renegotiated terms documented in exhibit 10.19 are dated on the same date that you withdrew your prior registration statement. Please provide us a detailed timeline of your discussions with the selling shareholder regarding the revised terms. Include in your timeline information that you conveyed to us regarding the status of the renegotiation, including during your counsel’s July 10, 2007 telephone call to us. Demonstrate how your actions are consistent with Section 5.

Response:
We respectfully submit that the waiver obtained by the Registrant did not constitute an offering that is inconsistent with Section 5 of the Securities Act.

Section 5 requires that an offering or sale of securities be either (i) registered, or (ii) that an applicable exemption from registration be available with respect to such offering.

61 BROADWAY NEW YORK, NEW YORK 10006
T 212-930-9700  F 212-930-9725  www.srff.com

We do not believe that the preliminary discussions with Investor’s counsel prior to the execution of the waiver and withdrawal of the SB-2 constituted an offering or sale of securities. Discussions with investor’s counsel prior to withdrawing the registration statement were held to determine the best possible way to satisfy and address the comments of the SEC. The waiver was consistent with the fact that the offering had come to rest in that it dealt with the Company’s performance of its obligations under the agreement and the determination that certain breaches and/or potential breaches of the existing agreement could be waived under specified conditions. It seems contrary to public policy that each time each time an investor agreed to waive a breach it was treated as effectively changing an offering from an offering that had come to rest to one which was an incomplete offering.

However, if the Staff takes the position that such activities constituted an offering or sale of securities, then, and in such case, we would nevertheless maintain that such activities fall within the exemption from registration afforded by Sections 3(a)(9), 4(2), 4(6) and/or Rule 506 of Regulation D under the Securities Act for the following reasons:

•	There was a pre-exiting relationship between the Issuer and the Investor;
•	The Investor was, and continues to be, an “Accredited” investor;
•	No general solicitation was conducted by the Issuer; and
•	No additional consideration was paid by the Investor to the Issuer;

Discussions with investor’s counsel prior to withdrawing the registration statement were held solely to determine the best possible way to satisfy and address the comments of the SEC and disagree with any inference that such activities leading up to the Investor’s waiver are inconsistent with Section 5. Notwithstanding the foregoing, we have included a risk factor which addresses any potential violation of Section 5. See page 14.

CAMOFI Private Placement. page 2

2.
Please revise the disclosure on page 4 to state directly whether you have any obligation to file any additional registration statements in which CAMOFI is a selling shareholder. Tell us which section which exhibit governs your obligations in this regard. If you are obligated to file additional registration statements, please tell ns how you determined that the additional registration statements will not cast doubt on whether your transaction, including the shares on the current registration statement, is properly characterized as a transaction n that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

The Company has disclosed on page 4 of the Registration statement that it only has the obligation to file one registration statement.

Comparative Disclosure. page 11

3.	Given your disclosure in response to prior comment 2, please show us in detail your calculations underlying the 27% figure that you mention in your response to prior comment 1.

Response:

As of the filing of the SB-2 on July 19, 2007, the Company has outstanding 12,754,656 shares of common stock. Of the Company’s current issued and outstanding shares of common stock, 2,083,334 are held by officers and directors and 5% or greater shareholders. The 3,000,000 shares being registered in the Registration Statement represents approximately 28% of the shares held by non-affiliates of the Company. Currently the Company has outstanding 13,444,656 shares of common stock of which 2,083,334 are held by officers and directors 5% or greater shareholders. The 3,000,000 shares being registered in the Registration Statement represents approximately 26% of the shares held by non-affiliates of the Company.

Selling Stockholders. page 29

4.	Please clarify how you determined that 3,000,000 is the “maximum number of shares” that will be converted under the notes.

Response:

We have clarified that the Company made a good faith estimate of the number of shares of common stock it believes will be sold under the Registration Statement. The Company has disclosed the considerations for agreeing to include 3,000,000 shares of common stock in the registration. Please see page 31 of the Registration Statement.

5.	Please reconcile your disclosure that the offered shares underlie a Note with the statements in exhibit 5.1.

Response:

We have revised our firm’s opinion.

Undertakings. page 11-7

6-	Please provide the undertakings required by Regulation S-B Item 512(a)(4) and (g)(2).

Response:

We have revised the undertakings to conform with the requirements of Regulation S-B Item 512(a)(4) and (g)(2).

Signatures

7.	Please file currently dated signatures.

Response:

The Company has included currently dated signatures.

8.	Please clarify below the second paragraph required on the Signatures page who is signing the document in the capacity of controller or principal accounting officer.

Response:

We have revised to disclose who is signing in the capacity of controller or principal accounting officer.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.

If you have any questions, please contact the undersigned.

Very truly yours, /s/ Marcelle S. Balcombe Marcelle S. Balcombe